UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Gamida Cell Ltd.

(Name of Issuer)

Ordinary shares, par value NIS 0.01 per share (“Ordinary Shares”)

(Title of Class of Securities)

M47364100

(CUSIP Number)

Shannon Thyme Klinger
Chief Legal Officer
Novartis AG
Lichtstrasse 35
CH-4056 Basel
Switzerland

With a copy to:

G. Scott Lesmes
Morrison & Foerster LLP
2000 Pennsylvania Avenue NW, Suite 6000
Washington, D.C. 20006
(202) 887-1500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 1, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M47364100

1.	Names of Reporting Persons Novartis Pharma AG

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Switzerland

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None

	8.	Shared Voting Power 5,194,054

	9.	Sole Dispositive Power None

	10.	Shared Dispositive Power 5,194,054

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,194,054

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.8%*

14.	Type of Reporting Person (See Instructions) CO

* This calculation is based on an aggregate of 59,200,153 Ordinary Shares issued and outstanding on March 1, 2021, as reported by the Issuer in a Form F-3 filed with the Securities and Exchange Commission on that date, plus 857,295 Ordinary Shares issuable pursuant to warrants owned by Novartis Pharma AG.

CUSIP No. M47364100

1.	Names of Reporting Persons Novartis AG

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Switzerland

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None

	8.	Shared Voting Power 5,194,054

	9.	Sole Dispositive Power None

	10.	Shared Dispositive Power 5,194,054

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,194,054

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.8%*

14.	Type of Reporting Person (See Instructions) CO, HC

* * This calculation is based on an aggregate of 59,200,153 Ordinary Shares issued and outstanding on March 1, 2021, as reported by the Issuer in a Form F-3 filed with the Securities and Exchange Commission on that date, plus 857,295 Ordinary Shares issuable pursuant to warrants owned by Novartis Pharma AG.

Explanatory Note

This Amendment No. 2 (the “Amendment No. 2”) amends the statement on Schedule 13D originally filed by the Reporting Persons on November 8, 2018, as amended on August 14, 2020 (the “Schedule 13D”). This Amendment No. 2 is being filed to reflect a reduction in the Reporting Persons’ beneficial ownership of more than 1% of the Issuer’s outstanding Ordinary Shares, resulting solely from an increase in the Issuer’s outstanding Ordinary Shares. The Items below amend the information disclosed under the corresponding Item of the Schedule 13D as described below. Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined herein shall have the meanings attributed to them in the Schedule 13D.

Item 2. Identity and Background

Item 2 of the Schedule 13D is hereby amended such that all references to Schedule I contained within Item 2 and otherwise within the Schedule 13D shall refer to the Schedule I included in this Amendment No. 2.

Item 5. Interest in Securities of the Issuer

Items 5(a) and (b) of the Schedule 13D are hereby amended and restated in their entirety to read as follows:

“(a) — (b) As of the date hereof, each of the Reporting Persons may be deemed, for purposes of Rule 13d-3 of the Act, directly or indirectly, including by reason of their mutual affiliation, to be the beneficial owners of 5,194,054 Ordinary Shares. Such amount includes 4,336,759 Ordinary Shares owned by Novartis Pharma AG plus 857,295 Ordinary Shares issuable pursuant to warrants owned by Novartis Pharma AG. Each Reporting Person has shared voting and dispositive power with the other Reporting Person.

Based on the 59,200,153 Ordinary Shares issued and outstanding on March 1, 2021, as reported by the Issuer in a Form F-3 filed with the Securities and Exchange Commission on that date, plus 857,295 Ordinary Shares issuable pursuant to warrants owned by Novartis Pharma AG, the Ordinary Shares beneficially owned by the Reporting Persons constituted 8.8% of the issued and outstanding Ordinary Shares of the Issuer.

Novartis Pharma AG is a wholly-owned direct subsidiary of Novartis AG. Novartis AG, as the parent company of Novartis Pharma AG, may be deemed to beneficially own all of the Ordinary Shares held directly by Novartis Pharma AG.”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Pursuant to Rule 13d-1(k)(1)(iii) of Regulation 13D-G of the General Rules and Regulations of the Securities Exchange Act of 1934, as amended, the undersigned agree that the attached statement is filed on behalf of each of them.

Dated: March 11, 2021

NOVARTIS PHARMA AG

By:	/s/ Christian Rehm
	Name:	Christian Rehm
	Title:	Authorized Signatory

By:	/s/ Stefan Thommen
	Name:	Stefan Thommen
	Title:	Authorized Signatory

NOVARTIS AG

By:	/s/ Lukas Förtsch
	Name:	Lukas Förtsch
	Title:	Authorized Signatory

By:	/s/ Felix Eichhorn
	Name:	Felix Eichhorn
	Title:	Authorized Signatory

Schedule I

DIRECTORS AND EXECUTIVE OFFICERS OF

NOVARTIS AG AND NOVARTIS PHARMA AG

DIRECTORS AND EXECUTIVE OFFICERS OF NOVARTIS AG

The name, function, citizenship and present principal occupation or employment of each of the directors and executive officers of Novartis AG are set forth below. Unless otherwise indicated below, (i) each occupation set forth opposite an individual’s name refers to employment with Novartis AG and (ii) the business address of each director and executive officer of Novartis AG is Novartis Campus, Lichstrasse 35, CH-4056, Basel, Switzerland.

Name	Relationship to Novartis AG	Present Principal Occupation	Citizenship
Joerg Reinhardt, Ph.D.	Chairman of the Board of Directors	Chairman of the Board of Directors	German

Enrico Vanni, Ph.D.	Vice Chairman of the Board of Directors	Lead Independent Director	Swiss

Nancy C. Andrews, M.D., Ph.D.	Director	Dean emerita, vice chancellor emerita for academic affairs, Duke University School of Medicine, US; Nanaline H. Duke Professor of pediatrics, pharmacology and cancer biology, Duke University, US	American/Swiss

Ton Buechner	Director	Independent Director	Dutch/Swiss

Patrice Bula	Director	Independent Director	Swiss

Elizabeth (Liz) Doherty	Director	Independent Director	British

Ann Fudge	Director	Independent Director	American

Bridgette Heller	Director	Co-founder and Chief Executive Officer, Shirley Proctor Puller Foundation, US	American

Frans van Houten	Director	Chief Executive Officer and chairman of the executive committee and the board of management, Royal Philips NV, Netherlands	Dutch

Simon Moroney, D.Phil.	Director	Independent Director	German/New Zealander

Andreas von Planta, Ph.D.	Director	Senior Counsel, Lenz & Staehelin, Switzerland	Swiss

Charles L. Sawyers, M.D.	Director	Chair of the Human Oncology and Pathogenesis Program, Memorial Sloan-Kettering Cancer Center, US; Professor of Medicine and of Cell and Developmental Biology, Weill Cornell Graduate School of Medical Sciences, US	American

William T. Winters	Director	Chief Executive Officer and director of Standard Chartered PLC, UK	British, American

Vasant (Vas) Narasimhan, M.D.	Member of the Executive Committee; Chief Executive Officer	Member of the Executive Committee; Chief Executive Officer	American

Steven Baert	Member of the Executive Committee; Chief People and Organization Officer	Member of the Executive Committee; Chief People and Organization Officer	Belgian

James (Jay) Bradner, M.D.	Member of the Executive Committee; President, Novartis Institutes for BioMedical Research	Member of the Executive Committee; President, Novartis Institutes for BioMedical Research	American

Harry Kirsch	Member of the Executive Committee; Chief Financial Officer	Member of the Executive Committee; Chief Financial Officer	German/Swiss

Shannon Thyme Klinger	Member of the Executive Committee; Chief Legal Officer	Member of the Executive Committee; Chief Legal Officer	American

Steffen Lang, Ph.D.	Member of the Executive Committee; Global Head of Novartis Technical Operations	Member of the Executive Committee; Global Head of Novartis Technical Operations	German/Swiss

Klaus Moosmayer, Ph.D.	Member of the Executive Committee; Chief Ethics, Risk and Compliance Officer	Member of the Executive Committee; Chief Ethics, Risk and Compliance Officer	German

Richard Saynor	Member of the Executive Committee; Chief Executive Officer, Sandoz	Member of the Executive Committee; Chief Executive Officer, Sandoz	British

Susanne Schaffert, Ph.D.	Member of the Executive Committee; President, Novartis Oncology	Member of the Executive Committee; President, Novartis Oncology	German

John Tsai, M.D.	Member of the Executive Committee; Head of Global Drug Development and Chief Medical Officer	Member of the Executive Committee; Head of Global Drug Development and Chief Medical Officer	American

Marie-France Tschudin	Member of the Executive Committee; President, Novartis Pharmaceuticals	Member of the Executive Committee; President, Novartis Pharmaceuticals	Swiss

Robert Weltevreden	Member of the Executive Committee; Head of Customer & Technology Solutions (CTS)	Member of the Executive Committee; Head of Customer & Technology Solutions (CTS)	Dutch

DIRECTORS AND EXECUTIVE OFFICERS OF NOVARTIS PHARMA AG

The name, function, citizenship and present principal occupation or employment of each of the directors and executive officers of Novartis Pharma AG are set forth below. Unless otherwise indicated below, (i) each occupation set forth opposite an individual’s name refers to employment with Novartis Pharma AG and (ii) the business address of each director and executive officer of Novartis Pharma AG is Novartis Campus, Lichstrasse 35, CH-4056, Basel, Switzerland.

Name	Relationship to Novartis Pharma AG	Present Principal Occupation	Citizenship
Joerg Reinhardt, Ph.D.	President of the Board of Directors	Chairman of the Board of Directors of Novartis AG	German

Shannon Thyme Klinger	Director	Member of the Novartis AG Executive Committee; Chief Legal Officer of Novartis AG	American

Harry Kirsch	Director	Member of the Novartis AG Executive Committee; Chief Financial Officer of Novartis AG	German